EXHIBIT 12
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
ARCHER-DANIELS-MIDLAND COMPANY
DOLLARS IN THOUSANDS

	2003		2004		2005		2006		2007
EARNINGS
EARNINGS BEFORE INCOME TAXES	$630,973		$718,011		$1,516,375		$1,855,250		$3,153,970
LESS: EQUITY EARNINGS OF LESS THAN 50% OWNED UNCONSOLIDATED AFFILIATES	(14,138)		(84,931)		(90,415)		(66,592)		(193,258)
LESS: CAPITALIZED INTEREST INCLUDED IN INTEREST EXPENSE BELOW	(4,002)		(6,909)		(10,868)		(10,942)		(23,558)

TOTAL EARNINGS	612,833		626,171		1,415,092		1,777,716		2,937,154

FIXED CHARGES
INTEREST EXPENSES:
CONSOLIDATED INTEREST EXPENSE	359,971		341,991		326,579		365,180		433,974
CAPITALIZED INTEREST	4,002		6,909		10,868		10,942		23,558

TOTAL INTEREST EXPENSE	363,973		348,900		337,447		376,122		457,532
AMORTIZATION OF DEBT DISCOUNT AND EXPENSE	1,157		1,039		1,029		1,149		2,004
ONE THIRD OF RENTAL EXPENSES	32,744		40,450		38,787		42,876		55,187

TOTAL FIXED CHARGES	397,874		390,389		377,263		420,147		514,723

EARNINGS AVAILABLE FOR FIXED CHARGES	$1,010,707		$1,016,560		$1,792,355		$2,197,863		$3,451,877

RATIO OF EARNINGS TO FIXED CHARGES	2.54	x	2.60	x	4.75	x	5.23	x	6.71	x